UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of September 2003

IGN Internet Global Network Inc.

 (Translation of registrant's name into English)

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    X

No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IGN Internet Global Network Inc.

(Registrant)

"Peeyush K. Varshney"

Date:   October 2, 2003

                                _________________________________

                        Mr. Peeyush K. Varshney, Director

IGN INTERNET GLOBAL NETWORK INC.

September 17, 2003

(No.2003-09-03)

Share Consolidation and Name Change to

AssistGlobal Technologies Corp.

Vancouver, BC - September 17, 2003 - IGN Internet Global Network Inc. (NASD OTC BB: IGNIF) (the "Company") announces that, subject to regulatory acceptance, it will be proceeding with a share consolidation on a three (3) old for one (1) new basis and a change of name of the Company.  The proposed new name of the Company is AssistGlobal Technologies Corp.  The consolidation and name change was approved by the shareholders at the Company's annual general meeting held on September 9, 2003.

The number of shares currently outstanding in the capital stock of the Company will be altered from 8,188,780 common shares without par value to 2,729,593 common shares without par value upon completion of the three (3) for one (1) share consolidation.

In addition, at the Company's annual general meeting held on September 9, 2003, Praveen K. Varshney, Geoffrey Dryer, Robert Visser, Sokhie Puar and Catherine Stauber were appointed directors of the Company.  Geoffrey Dryer was appointed as President & Chief Technology Officer, Catherine Stauber was appointed as Chief Executive Officer and Praveen Varshney was appointed as Chief Financial Officer.

The acquisition of AssistGlobal by the Company closed on July 6, 2003.  A finder's fee of up to 750,000 shares will be issued in conjunction with the transaction to EH&P Investments AG, an arm's length party, subject to an applicable prospectus exemption.

As of September 1, 2003, the Company has retained the services of Tangent Management Corp. ("Tangent"). Tangent is a management and financial consulting firm specializing in assisting companies design, implement and monitor strategies to build and sustain shareholder support. Tangent will provide services in the area of shareholder communications, investor relations and media relations.  The initial term of the agreement is for a period of 90 days and renewable for a further 9 months at the discretion of the company. Tangent will be compensated for the first 90 days with a monthly retainer of $4,000CDN and 30,000 options in the Company exercisable at $0.30US on a post consolidated basis and thereafter, if retained, $5,000CDN and an additional 70,000 options in the Company.

About AssistGlobal:

Software Sales

AssistGlobal develops and sells a suite of software solutions: MicroView FM and MicroView HVAC & Electrical Modules for ARCHIBUS/FMTM.  Two new software titles are expected for release within the next twelve months, including the upcoming Microview Parking Manager.  Some of the clients using these technologies include Blue Cross Blue Shield (North Carolina), Intrawest, Vancouver Coastal Health Authority, Tiffany's (New York), Santa Clara Valley Health & Hospital, Princeton University, House of Commons (Ottawa), US Navy, National Aeronautics and Space Administration (NASA), and British Columbia Institute of Technology (BCIT).

Application Hosting

AssistGlobal provides turnkey hosted solutions for Project & Facility Management software applications.  AssistGlobal hosts specialty, vertical applications including products from Primavera Systems, Inc., Archibus, Inc., and others.  Applications are securely delivered to clients via the internet enabling global access to

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

email: info@ignwin.com    website: www.ignwin.com

central data for geographically dispersed companies.  AssistGlobal hosting clients include Stuart Olson Construction, Kenonic Controls, Macromedia,  Skanska - Chant and Stantec.

Custom Solutions

AssistGlobal works with clients to provide custom solutions.  Solutions include custom application development and deployment, and enterprise systems integration.

Further information on AssistGlobal may be obtained from the corporate website at www.assistglobal.com.

On behalf of the Board of Directors,

For further information please contact:

"Praveen K. Varshney"

Tangent Management Corp.

Praveen K. Varshney

880 - 1140 West Pender St.

Director

P.O. Box 30

Vancouver, BC, V6E 4G1

Phone: 604-642-0115

Toll Free: 866-345-0115

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

email: info@ignwin.com    website: www.ignwin.com

IGN INTERNET GLOBAL NETWORK INC.
September 30, 2003 (No.2003-09-04)

Share Consolidation and Name Change to

AssistGlobal Technologies Corp.

Vancouver, BC - September 30, 2003, - IGN Internet Global Network Inc. (NASD OTC BB: IGNIF) (the "Company") announced that effective October 1, 2003 the Company will trade on a post share-consolidated basis of three (3) old for one (1) new, under the new company name of AssistGlobal Technologies Corp. The new trading symbol will be AGBTF on the NASD OTCBB.

The number of shares currently outstanding in the capital stock of the Company will be altered from 8,188,780 common shares without par value to 2,729,593 common shares without par value.

About AssistGlobal:

Software Sales

AssistGlobal develops and sells a suite of software solutions: MicroView FM and MicroView HVAC & Electrical Modules for ARCHIBUS/FMTM.  .  Some of the clients using these technologies include Blue Cross Blue Shield (North Carolina), Intrawest, Vancouver Coastal Health Authority, Tiffany's (New York), Santa Clara Valley Health & Hospital, Princeton University, House of Commons (Ottawa), US Navy, National Aeronautics and Space Administration (NASA), and British Columbia Institute of Technology (BCIT). Two new software titles are expected for release within the next twelve months, including the upcoming Microview Parking Manager.

Application Hosting

AssistGlobal provides turnkey hosted solutions for Project & Facility Management software applications.  AssistGlobal hosts specialty, vertical applications including products from Primavera Systems, Inc., Archibus, Inc., and others.  Applications are securely delivered to clients via the internet enabling global access to central data for geographically dispersed companies.  AssistGlobal hosting clients include Stuart Olson Construction, Kenonic Controls, Macromedia,  Skanska - Chant and Stantec.

Custom Solutions

AssistGlobal works with clients to provide custom solutions.  Solutions include custom application development and deployment, and enterprise systems integration.

Further information on AssistGlobal may be obtained from the corporate website at www.assistglobal.com.

On behalf of the Board of Directors,

"Praveen K Varshney"

                       For further information please contact:

Praveen K. Varshney

Tangent Management Corp.

Director

880 - 1140 West Pender St.

P.O. Box 30

Vancouver, BC, V6E 4G1

Phone: 604-642-0115

Toll Free: 866-345-0115

Email: tangentnews@telus.net

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

email: info@ignwin.com    website: www.ignwin.com